

Mail Stop 4631

August 7, 2015

Via E-Mail
Mr. David A. Martin
Executive Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Ave
Chesterfield, MO 63005

> **Re:** **Aegion Corporation**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 1-35328**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

General

1. Please correct the File Number on the cover page.

Management's Discussion and Analysis, page 34

Results of Operations, page 35

2. Your MD&A contains minimal disclosure on prospective developments and strategies, and correspondingly sparse discussion of management's views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. We note that you discussed your expectations for each of your segments in your earnings call discussing the fourth quarter of fiscal 2014 and

expectations for upstream and midstream pipeline infrastructure and facility maintenance in the accompanying presentation, but did not include information regarding management's expectations regarding these topics in your MD&A. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K, and please provide appropriate disclosure in future filings.

3. Please provide a discussion and analysis of the anticipated future cost savings related to your 2014 Restructuring Plan at both the consolidated and reportable segment levels. Include in this discussion the periods over which cost savings are expected to be realized, the extent to which you have realized the anticipated savings and whether any cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should also be disclosed. Refer to SAB Topic 5:P.4.

Critical Accounting Policies, page 47

4. We note the critical accounting policy related to goodwill. You state on page 53 that during your assessment of your reporting units as of the annual impairment testing date, four reporting units had a fair value in excess of 30% of their carrying value, two reporting units had a fair value within 10% percent of their carrying value, and one had a fair value below its carrying value. The foregoing accounts for only seven of your nine reporting units. Please tell us and disclose the status of the other two reporting units. In addition, please tell us whether your Europe reporting unit had a fair value substantially in excess of its carrying value. In this regard, we note that for those reporting units whose fair values are not substantially in excess of carrying value, you should disclose the following:
   • A description of the assumptions that drive the estimated fair value.
   • A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
   • A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

1. Description of Business, page 65

Purchase Price Accounting, page 67

5. Please tell us the nature of the pre-acquisition matters that were identified by the Company where a loss is both probable and reasonably estimable. Please provide

sufficient information to understand how you determined that these matters were appropriately accounted for in accordance with ASC 805-20-25-18A through 20B.

6. We note that during the fourth quarter of 2014, the Company finalized the settlement of negotiated working capital for the Brinderson acquisition as well as escrow claims made pursuant to the purchase agreement. As a result of the settlement, the Company received proceeds of approximately $5.5 million, $1.0 million of which was recorded as a purchase price adjustment related to working capital and the remaining $4.5 million was recorded as an offset to operating expense. Please explain to us: i) the nature of the escrowed claims made pursuant to the purchase agreement; ii) how the settlement amount was determined; and iii) your accounting basis for recording $1.0 million as a purchase price adjustment and $4.5 million as an offset to operating expense. Refer to ASC 805-10-25-13 through 19.

3. Restructuring, page 79

7. With reference to ASC 420-10-45-3 and ASC 420-10-S99-1, please address the appropriateness of including $1.7 million of your restructuring-related costs in Other expense for the year ended December 31, 2014. Please also address this comment as it relates to the $2.7 million restructuring-related costs incurred during the three months ended March 31, 2015, which are also reflected in Other expense.

Form 8-K filed March 3, 2015

Exhibit 99.1

Consolidated Highlights, page 6

8. While we note that you have indicated at the beginning of your discussion that amounts exclude pre-tax charges for restructuring and acquisition-related expenses, your use of GAAP terminology such as gross profit and operating expenses may be confusing to investors. Please appropriately label such measures to convey they are not measures prepared in accordance with GAAP. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction